Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

•	Good morning

–	pleasure to be here

–	like to thank Lehman Brothers, for opportunity to speak today

•	Going to focus today on Investment Banking and Investment Management

–	which comprises Barclays Capital, Barclays Global Investors and Barclays Wealth

–	it’s the part of the business which has been under most scrutiny in recent weeks of market turmoil

1

Robert E. Diamond Jr

President, Barclays PLC

Lehman Financial Services Conference, New York 10th September 2007

•	Three things I’m going to talk about

–	our view of what’s happening in the markets;

–	what our position is and how our performance has been

–	and what makes us confident that we’re well positioned for future growth despite the market turbulence

•	I’m going to start with the four market areas where there’s been the most interest, starting with sub prime

2

Overview – Investment Banking and Investment Management

• Market Conditions

• Barclays: Current Position and Performance

• Barclays: Well Positioned for the Future

•	Instability in the sub prime markets has been caused by:

–	extremes in issuance,

–	mispricing as a result of incorrect default assumptions,

–	and significant leverage,

–	exacerbated by broad distribution of the products around the globe.

–	it’s going to take considerable time to work through the excesses

–	because asset value deterioration in this market is real,

–	it’s not coming back.

•	The Mortgage and Asset-Backed business has been a good growth area for Barclays Capital,

–	but it’s a small proportion of our overall business

–	less than 5% of our revenue, based on our first half results

–	sub prime is an even smaller piece of this,

–	representing a very small proportion of our trading and loan book

•	Barclays Capital is committed to building a strong business in the US to originate, securitize and service mortgages

–	we’ve acquired Equifirst, a leading wholesale originator of subprime mortgages,

–	and HomeEq, a leading mortgage servicer,

–	investing less than $100 million in total

–	and creating a top 5 position in the market.

•	We don’t hold inventory for long periods, and we’ve been proactive in our risk management;

–	by May of this year we’d reduced our sub-prime warehousing limits by more than half

–	and we’re using less than 10% of those limits

•	Loan exposure to sub prime mortgages is 97% first lien

–	and we’re using about half our limits,

–	the vast majority of which is financing Equifirst origination

•	Today’s credit spread VaR, despite increased volatility, is below the average for 2006

–	so we’re comfortable with our model, our positions and our ability to repackage and distribute risk in this market

•	SIV Lites have attracted a disproportionate amount of press coverage recently and I want to put that into context

–	Barclays Capital has structured 4 SIV lites for managers looking to increase their exposure to credit

–	it’s important to remember we neither select the assets or manage them

–	that’s what the manager does

–	as liquidity in the short term debt markets has tightened and asset prices have declined we’ve been working with our clients to restructure these vehicles

•	For example, we’ve worked with Cairn and with the mezzanine and cap note holders of Cairn High Grade Funding

–	all the mezzanine and cap note investors have agreed to convert the deal

–	from a market value deal with triggers to a cash flow transaction

–	this restructuring is recognized now as a model

•	Let me just remind you - these are not bailouts

–	we’re being paid market prices for providing liquidity

–	and there’s complete credit protection, paid for by the mezzanine and cap note holders

•	It’s also worth noting that SIV lites constitute in total about $10 billion of a market in asset-backed commercial paper worth $1.2 trillion

–	our exposures are collateralised

–	and the majority of our exposure is super-senior and pari passu with Commercial Paper investors

3

Current Market Conditions

• Sub-Prime

• Instability in the sub prime markets has been caused by: – extremes in issuance, – mispricing as a result of incorrect default assumptions, – and significant leverage, – exacerbated by broad distribution of the products around the globe.

– it’s going to take considerable time to work through the excesses – because asset value deterioration in this market is real, – it’s not coming back.

• The Mortgage and Asset-Backed business has been a good growth area for Barclays Capital, – but it’s a small proportion of our overall business – less than 5% of our revenue, based on our first half results

– sub prime is an even smaller piece of this,

– representing a very small proportion of our trading and loan book

• Barclays Capital is committed to building a strong business in the US to originate, securitize and service mortgages – we’ve acquired Equifirst, a leading wholesale originator of subprime mortgages, – and HomeEq, a leading mortgage servicer, – investing less than $100 million in total – and creating a top 5 position in the market.

• We don’t hold inventory for long periods, and we’ve been proactive in our risk management; – by May of this year we’d reduced our sub-prime warehousing limits by more than half – and we’re using less than 10% of those limits

• Loan exposure to sub prime mortgages is 97% first lien – and we’re using about half our limits, – the vast majority of which is financing Equifirst origination

• Today’s credit spread VaR, despite increased volatility, is below the average for 2006 – so we’re comfortable with our model, our positions and our ability to repackage and distribute risk in this market

• SIV Lites have attracted a disproportionate amount of press coverage recently and I want to put that into context

– Barclays Capital has structured 4 SIV lites for managers looking to increase their exposure to credit – it’s important to remember we neither select the assets or manage them – that’s what the manager does – as liquidity in the short term debt markets has tightened and asset prices have declined we’ve been working with our clients to restructure these vehicles

• For example, we’ve worked with Cairn and with the mezzanine and cap note holders of Cairn High Grade Funding – all the mezzanine and cap note investors have agreed to convert the deal – from a market value deal with triggers to a cash flow transaction – this restructuring is recognized now as a model

• Let me just remind you—these are not bailouts

– we’re being paid market prices for providing liquidity – and there’s complete credit protection, paid for by the mezzanine and cap note holders

• It’s also worth noting that SIV lites constitute in total about $10 billion of a market in asset-backed commercial paper worth $1.2 trillion – our exposures are collateralised – and the majority of our exposure is super-senior and pari passu with Commercial Paper investors

•	In Leveraged Finance

–	we’re seeing a healthy rebalancing of supply and demand between private equity and fixed income investors

–	resulting in stronger covenants, lower levels of leverage, better pricing of deals

–	underlying fundamentals of the corporate credit market remain strong

–	and we expect to see the market back to more normalized issuance levels in 2008

–	so it’s a very different picture from sub-prime

•	Barclays Capital is a very strong player in the European leveraged finance markets and over the last 3 years we’ve been building an important presence in the US

•	Our current exposure and track record relates primarily to Europe:

–	we’ve executed over 175 transactions raising more than £80 billion of debt over the past decade

–	strong record of syndication sell-down – we’ve met every single one of our sell down targets

–	and we’ve experienced just £5m of credit losses in that time

–	currently, we have about 2% of what we’ve originated on our balance sheet and 98% of that is senior debt

4

Current Market Conditions

• Sub-Prime

• Leveraged Finance

• In Leveraged Finance

– we’re seeing a healthy rebalancing of supply and demand between private equity and fixed income investors – resulting in stronger covenants, lower levels of leverage, better pricing of deals – underlying fundamentals of the corporate credit market remain strong – and we expect to see the market back to more normalized issuance levels in 2008 – so it’s a very different picture from sub-prime

• Barclays Capital is a very strong player in the European leveraged finance markets and over the last 3 years we’ve been building an important presence in the US

• Our current exposure and track record relates primarily to Europe:

– we’ve executed over 175 transactions raising more than £80 billion of debt over the past decade – strong record of syndication sell-down – we’ve met every single one of our sell down targets – and we’ve experienced just £5m of credit losses in that time – currently, we have about 2% of what we’ve originated on our balance sheet and 98% of that is senior debt

4

•	With the exception of sub prime, what’s happening in the money markets is not so much about credit as liquidity

–	90-day CP is moving to one-week CP,

–	30 day CP is moving to 1-day CP

–	and 6-month deposits are moving to 5-day deposits

–	we need more liquidity in the short end of the curve which is down to confidence

–	and we’ve seen thoughtful interventions from the Fed, the Bank of England, and the ECB to help alleviate the problem

•	There’s been speculation about two short term loans Barclays made from the Bank of England sterling standby facility

–	both of which were normal money market operations

–	the ECB standby facility for example

–	which by the way is the model for the sterling standby facility

–	was drawn 17 times during 23 working days in August

–	and in 3 cases for more than 1bn Euros

•	I find it amazing there was any question about a bank the size and quality of Barclays to fund itself

In fact, as in previous times of market turbulence,

we’ve been net recipients of liquidity as a haven in rough seas.

5

Current Market Conditions

• Sub-Prime

• Leveraged Finance

• Liquidity at the Short End

• With the exception of sub prime, what’s happening in the money markets is not so much about credit as liquidity

– 90-day CP is moving to one-week CP,

– 30 day CP is moving to 1-day CP

– and 6-month deposits are moving to 5-day deposits – we need more liquidity in the short end of the curve which is down to confidence – and we’ve seen thoughtful interventions from the Fed, the Bank of England, and the ECB to help alleviate the problem

• There’s been speculation about two short term loans Barclays made from the Bank of England sterling standby facility – both of which were normal money market operations – the ECB standby facility for example – which by the way is the model for the sterling standby facility

– was drawn 17 times during 23 working days in August – and in 3 cases for more than 1bn Euros

• I find it amazing there was any question about a bank the size and quality of Barclays to fund itself In fact, as in previous times of market turbulence, we’ve been net recipients of liquidity as a haven in rough seas.

5

•	The fourth area I want to address is Quantitative Active Investment Funds

•	The challenges faced by some Quant Funds were related to the issues in sub-prime, leveraged finance and liquidity

–	investors holding falling sub-prime instruments and other credit products were forced to meet margin calls

–	to meet these calls, they started selling liquid securities in their portfolio

–	US equities took the most direct hit initially – tend to be the most liquid assets in many portfolios

–	this forced liquidation caused significant drops in fundamentally strong stocks over a very short period which Quant Fund computer models didn’t anticipate

–	the result – significant losses to those funds

•	BGI’s performance held up very well during this period because of our unique scientific investing process

–	it differs from a purely quantitative approach because we complement our investment algorithms with fundamental insights

–	we also have a truly global investment process, allowing us to source alpha from across the globe;

–	and we believe that a significantly higher percentage of our alpha comes from markets outside the US than any of our competitors

–	our investment philosophy has always been focussed on balancing risk, return and cost

–	and markets like this reinforce our belief that this is a superior approach to achieving long term investment success

•	Across our long/short and market neutral strategies, public information suggests that we’ve fared well relative to many of our competitors in this space

–	we’ve experienced insignificant withdrawals

–	and most mandates and client assets across BGI have been comparatively insulated from the increase in volatility

–	in fact, most of our flagship funds have shown strong alpha performance over this period

•	I’m pleased to add that we’re planning to invest along-side clients in a number of our high performing strategies.

6

Current Market Conditions

• Sub-Prime

• Leveraged Finance

• Liquidity at the Short End

• Quantitative Investment Funds

• The fourth area I want to address is Quantitative Active Investment Funds

• The challenges faced by some Quant Funds were related to the issues in sub-prime, leveraged finance and liquidity – investors holding falling sub-prime instruments and other credit products were forced to meet margin calls – to meet these calls, they started selling liquid securities in their portfolio

– US equities took the most direct hit initially – tend to be the most liquid assets in many portfolios – this forced liquidation caused significant drops in fundamentally strong stocks over a very short period which Quant Fund computer models didn’t anticipate – the result – significant losses to those funds

• BGI’s performance held up very well during this period because of our unique scientific investing process— it differs from a purely quantitative approach because we complement our investment algorithms with fundamental insights— we also have a truly global investment process, allowing us to source alpha from across the globe;— and we believe that a significantly higher percentage of our alpha comes from markets outside the US than any of our competitors— our investment philosophy has always been focussed on balancing risk, return and cost— and markets like this reinforce our belief that this is a superior approach to achieving long term investment success

• Across our long/short and market neutral strategies, public information suggests that we’ve fared well relative to many of our competitors in this space— we’ve experienced insignificant withdrawals— and most mandates and client assets across BGI have been comparatively insulated from the increase in volatility— in fact, most of our flagship funds have shown strong alpha performance over this period

• I’m pleased to add that we’re planning to invest along-side clients in a number of our high performing strategies.

6

•	So in the four areas of market turbulence we’re managing well

–	and we believe we’ll benefit in this environment

–	because when markets are turbulent there’s always a flight to quality

–	and an opportunity to capture market share from less well positioned competitors

•	In this context our strong balance sheet,

–	AA credit rating,

–	sophisticated technology platform

–	and highly regarded client service are a real advantage.

•	In Barclays Capital for example, we’ve seen strong growth in our core asset classes such as commodities and Equity Derivatives through to August

•	Also been capturing share in our flow businesses

•	In Foreign Exchange:

–	total monthly trade volumes in August were more than treble those in August 2006

•	In Prime Brokerage we recently won a number of significant new mandates, as hedge funds and institutions worry about counterparty risk issues.

•	And in government bonds and swaps

–	July and August volumes were up 60% on last year

–	and they were our most profitable months ever in this business

•	So our platform is broad

-	and while we’ve experienced pain in some areas, we’ve benefited in others

7

Flight to Quality

• Growth in core asset classes: commodities,

Barclays equities

Capital • Capturing share in flow businesses: FX, Prime Brokerage, Government Bonds, Convertible Bonds

• Over $2trn AuM

BGI • ETFs, scientific active, securities lending, cash management

• Investment product innovation – BGI Elite Wealth • Growth in core client deposits

• So in the four areas of market turbulence we’re managing well – and we believe we’ll benefit in this environment – because when markets are turbulent there’s always a flight to quality – and an opportunity to capture market share from less well positioned competitors

In this context our strong balance sheet,

- AA credit rating,

- sophisticated technology platform

- and highly regarded client service are a real advantage.

• In Barclays Capital for example, we’ve seen strong growth in our core asset classes such as commodities and Equity Derivatives through to August

• Also been capturing share in our flow businesses

• In Foreign Exchange:

– total monthly trade volumes in August were more than treble those in August 2006

• In Prime Brokerage we recently won a number of significant new mandates, as hedge funds and institutions worry about counterparty risk issues.

• And in government bonds and swaps

– July and August volumes were up 60% on last year – and they were our most profitable months ever in this business

• So our platform is broad

- and while we’ve experienced pain in some areas, we’ve benefited in others

7

•	The results are born out in our recent performance

•	In line with other investment banks, we suffered pain in July and August

–	but notwithstanding the difficult market conditions our income in July was ahead of July 2006

–	we were profitable in August

–	and year to date, profits are well ahead of the same period in 2006

•	Both BGI and Wealth performed well through July and August.

•	I’ve talked about current market conditions and their impact on our performance this year

–	I’m sure the other question on your mind is whether market turbulence has altered our outlook

–	and the answer to that is no

–	we feel confident these businesses will continue to grow at the rate we’ve always projected

8

Barclays Capital continues to perform well

• July better than last year

• August profitable

• August YTD profits well ahead of last year

• The results are born out in our recent performance

• In line with other investment banks, we suffered pain in July and August – but notwithstanding the difficult market conditions our income in July was ahead of July 2006 – we were profitable in August – and year to date, profits are well ahead of the same period in 2006

• Both BGI and Wealth performed well through July and August.

• I’ve talked about current market conditions and their impact on our performance this year

– I’m sure the other question on your mind is whether market turbulence has altered our outlook – and the answer to that is no – we feel confident these businesses will continue to grow at the rate we’ve always projected

8

•	The first reason for that confidence is the strategy we set out with ten years ago when we founded Barclays Capital

–	which has never been more important than today

–	we set out then to create an integrated bank

–	because we believe the Universal Banking Model is the natural model for clients and customers

–	one which was prevented in the US by Glass Steagall

•	The universal banking model gives us more than just a balance sheet

–	as part of Barclays we also have a 320 year history of lending to corporate clients

–	and a 320 year history of managing the risk associated with that

That means Barclays Capital is in a better position now than many of the stand alone investment banks

–	they’ve been lending as though they do have balance sheets

–	primarily through bridge loans, to fund M&A

–	total equity bridge exposure now is estimated to be about $12 billion globally

–	much of it held by the US bulge bracket firms

–	by contrast, our exposure is less than $100 million

CDB

•	The second reason for confidence is our unprecedented access to China, one of the fastest growing markets

•	Back in July we announced strategic investments from China Development Bank and Temasek,

–	along with a strategic partnership with CDB

–	to jointly develop business opportunities in China

•	This is an exciting opportunity, independent of the outcome with ABN

•	We’ve identified a number of opportunities, which we’ve already started to execute on:

–	the best example is commodities

–	where we already have the number 1 franchise in Europe and top 3 franchise globally

–	China’s commodities import bill is estimated to grow from $120bn in 2006 to $218bn by 2011 (13% CAGR)

–	this partnership will make us number 1 in the single most strategic market in the world for commodities

•	So we’re very excited about our relationship with CDB which represents a great opportunity for us

Credit as an asset class

•	We also continue to see strong growth prospects for credit as an asset class

•	Let’s not forget that the underlying fundamentals in corporate credit remain sound - both for investment grade and high yield

–	balance sheets are still flush with cash

–	default rates are low

–	and corporates are relatively under-leveraged suggesting potential for continued borrowing

•	So let’s not allow sub prime as a small part of the credit markets blur the overall picture

–	debt issuance accounts for 85% of all capital raising and has an average maturity of around 3 years

–	in August this year we had one of our most successful months ever in US investment grade issuance

•	Comcast’s biggest debt offering ever - $3billion

•	AT&T $2bn 30 year issuance

•	Cap One’s largest deal ever ($1.5bn)

•	Estimates of market growth reinforce this view

–	our view, shared by industry analysts, is that the compound annual growth rate in credit will above 10% over the next few years

–	in other words a higher growth rate than capital markets as a whole

–	so sub prime has not killed credit as an asset class

9

Well positioned for the future

• Our model

• CDB

• Credit as an asset class

• Industry trends

• The first reason for that confidence is the strategy we set out with ten years ago when we founded Barclays Capital – which has never been more important than today – we set out then to create an integrated bank – because we believe the Universal Banking Model is the natural model for clients and customers – one which was prevented in the US by Glass Steagall

The universal banking model gives us more than just a balance sheet – as part of Barclays we also have a 320 year history of lending to corporate clients – and a 320 year history of managing the risk associated with that

That means Barclays Capital is in a better position now than many of the stand alone investment banks— they’ve been lending as though they do have balance sheets— primarily through bridge loans, to fund M&A

- total equity bridge exposure now is estimated to be about $12 billion globally— much of it held by the US bulge bracket firms— by contrast, our exposure is less than $100 million

CDB

• The second reason for confidence is our unprecedented access to China, one of the fastest growing markets

• Back in July we announced strategic investments from China Development Bank and Temasek, – along with a strategic partnership with CDB – to jointly develop business opportunities in China

• This is an exciting opportunity, independent of the outcome with ABN

• We’ve identified a number of opportunities, which we’ve already started to execute on: – the best example is commodities – where we already have the number 1 franchise in Europe and top 3 franchise globally

– China’s commodities import bill is estimated to grow from $120bn in 2006 to $218bn by 2011 (13% CAGR) – this partnership will make us number 1 in the single most strategic market in the world for commodities

• So we’re very excited about our relationship with CDB which represents a great opportunity for us

Credit as an asset class

• We also continue to see strong growth prospects for credit as an asset class

• Let’s not forget that the underlying fundamentals in corporate credit remain sound—both for investment grade and high yield – balance sheets are still flush with cash – default rates are low – and corporates are relatively under-leveraged suggesting potential for continued borrowing

• So let’s not allow sub prime as a small part of the credit markets blur the overall picture – debt issuance accounts for 85% of all capital raising and has an average maturity of around 3 years – in August this year we had one of our most successful months ever in US investment grade issuance

• Comcast’s biggest debt offering ever—$3billion

• AT&T $2bn 30 year issuance

• Cap One’s largest deal ever ($1.5bn)

• Estimates of market growth reinforce this view – our view, shared by industry analysts, is that the compound annual growth rate in credit will above 10% over the next few years – in other words a higher growth rate than capital markets as a whole – so sub prime has not killed credit as an asset class

•	Another reason to have confidence in our growth trajectory is the underlying industry dynamics

–	where we continue to see strong growth over the next 5 years

•	This slide shows the size of the markets for Investment Banking, Asset and Wealth Management in 2006

–	they generated revenues of almost $1 trillion last year

–	we hit new record at Barclays Capital with $12 billion of revenues that year

–	but the global pool for investment banking was $340 billion

–	so you can see the size of the opportunity

•	More importantly, we expect an annual rate of growth in these markets of 7 to 10% - double the rate of GDP globally

•	These markets are also very fragmented

•	In Investment banking the top 5 players have only a third of total market share

–	Barclays Capital is just outside the top 5

•	In asset management just a quarter of assets under management are with the top 5

–	we’re number 1 with BGI in terms of AUM

•	Wealth is the most fragmented market of all

–	we have a weaker position just outside the Top 10

–	good news - the most fragmented market - we have a bit more time

•	What does this tell me? It’s never been more important to be in the Top 5

–	market’s starting to consolidate

–	top 5 players win disproportionate share of growth

–	and as the distinction between these activities is becoming blurred

–	the winners will be those that can be top 5 across all 3 areas

10

We are in large markets with many opportunities

Estimated global revenues $ billion, estimates 2006 Estimated market share percent

7-10% expected annual growth over next 10 years

Top 5 players Barclays

~280

~250

~340

~870

Investment banking, revenues %

Asset

Management,

AuM, %

Wealth Management,

AuM, %

34

24

14

66

76

86

~3%

~6%

~1%

Investment Banking

Asset Management

Wealth Management

Total Revenue Pool

• Another reason to have confidence in our growth trajectory is the underlying industry dynamics – where we continue to see strong growth over the next 5 years

• This slide shows the size of the markets for Investment Banking, Asset and Wealth Management in 2006 – they generated revenues of almost $1 trillion last year – we hit new record at Barclays Capital with $12 billion of revenues that year – but the global pool for investment banking was $340 billion – so you can see the size of the opportunity

• More importantly, we expect an annual rate of growth in these markets of 7 to 10%—double the rate of GDP globally

• These markets are also very fragmented

• In Investment banking the top 5 players have only a third of total market share

– Barclays Capital is just outside the top 5

• In asset management just a quarter of assets under management are with the top 5 – we’re number 1 with BGI in terms of AUM

• Wealth is the most fragmented market of all

– we have a weaker position just outside the Top 10 – good news—the most fragmented market—we have a bit more time

• What does this tell me? It’s never been more important to be in the Top 5 – market’s starting to consolidate – top 5 players win disproportionate share of growth – and as the distinction between these activities is becoming blurred – the winners will be those that can be top 5 across all 3 areas

•	What’s most interesting thing here is that Europe and Asia are the areas growing most quickly

–	developing a US presence is still key to our success

–	but it’s good to see the areas where Barclays has greatest strength - in both franchise and brand - have strongest growth

•	Cross border flows are also growing at over 10% a year

–	double the rate ten years ago

–	seems unlikely that a domestic/ regional model can be successful in long term

–	have to be global to capture growth

•	Why does this matter?

–	shows huge opportunity as markets grow

–	high growth is in areas where we have greatest strength

–	and capturing cross border flows – which we’re well set up for – will be critical

11

Europe and Asia will drive future growth

Global Investment Banking revenues and

Barclays Capital revenues by region Expected financial stock growth $ billion, estimates 2006 CAGR 2007-2010, percent

100% = 340 11.5

Europe 34%

55

US 42

27 Asia and RoW 24 18 Global Barclays Capital

Europe 10%

US 6% Asia and RoW 11%

Cross-border flows 11%

• What’s most interesting thing here is that Europe and Asia are the areas growing most quickly – developing a US presence is still key to our success – but it’s good to see the areas where Barclays has greatest strength—in both franchise and brand—have strongest growth

• Cross border flows are also growing at over 10% a year – double the rate ten years ago – seems unlikely that a domestic/ regional model can be successful in long term – have to be global to capture growth

• Why does this matter?

– shows huge opportunity as markets grow – high growth is in areas where we have greatest strength – and capturing cross border flows – which we’re well set up for – will be critical

•	And finally, remember we have a track record of managing through different cycles

–	this shows our growth since we set out in a wide variety of market conditions

–	across loosening and tightening of interest rates

–	in periods of both widening and contracting credit spreads

–	across high and low market volatility

–	through bull markets and bear markets in equities

–	in active and quiet M&A markets

–	and throughout periods of increasing and falling inflation

•	Over that time we’ve weathered a number of market crises

–	collapse of LTCM and the Russian default in 98

–	tech bubble bursting in 2001

–	the corporate credit crunch in 2002

12

Performance through the cycle

6,267

4,505

4,153

3,518 3,437

2,427 2,841

2,178 2,216

1,382 1,730

Income (£m) 1,142 1,431

728 730 930

436 584 1,660

PBT (£m) 1,246

1999 2000 2001 2002 2003 2004 2005 2006 H1 2007

Interest Rates Down Down Up Up Up Up

Credit Spreads Up Up Up Down Down Down Down Up

Volatility Up Up Up Down Down Down Down Up

Equity Markets Up Down Down Down Up Up Up Up Up

M&A activity Up Up Down Down Up Up Up Up

Inflation Up Down Down Up Up Up

• And finally, remember we have a track record of managing through different cycles – this shows our growth since we set out in a wide variety of market conditions – across loosening and tightening of interest rates – in periods of both widening and contracting credit spreads – across high and low market volatility – through bull markets and bear markets in equities – in active and quiet M&A markets – and throughout periods of increasing and falling inflation

• Over that time we’ve weathered a number of market crises – collapse of LTCM and the Russian default in 98 – tech bubble bursting in 2001 – the corporate credit crunch in 2002

•	This decade Barclays has grown faster than any other institution in investment banking and investment management

–	Barclays Capital: PBT grown at 25%

–	Investment Management (including both BGI and Wealth): PBT grown at 39%

•	There’s been serious dislocation in the markets in the last few months

-	we’re now seeing liquidations and de-leveraging,

-	so there are early signs that the healing process has begun,

-	but apart from sub prime, this is an issue of liquidity and confidence, not credit

-	so for the process to continue, the first priority is more liquidity in the short end of the curve.

•	The markets need a term structure to short rates both to continue healing and to protect the real economy

-	and all participants - banks and regulators - are working towards a solution here

-	as and when we see the markets recover, it’ll be clear that we’ve managed both our risks and our clients effectively through this period

-	and that we’re well positioned, maybe even stronger going forward

-	so would I want to reiterate 15% growth over the cycle

-	you bet! …. We’re open for business.

13

Confident of continued growth

Investment Banking PBT CAGR (2000-06)

25% 19% 15% 11%

7% 6% 6%

5% 4% 4% 1%

BarCap GS LB SG DB ML CS BNP UBS Citi JPM

Investment Management PBT CAGR (2000-06)

39%

23% 21%

11% 10% 9% 7% 5%

-4% -8%

Barclays Blackrock State Street Mellon UBS Alliance Bernstein ML CS Citi MS

• This decade Barclays has grown faster than any other institution in investment banking and investment management

– Barclays Capital: PBT grown at 25%

– Investment Management (including both BGI and Wealth): PBT grown at 39%

• There’s been serious dislocation in the markets in the last few months

- we’re now seeing liquidations and de-leveraging,

- so there are early signs that the healing process has begun,

- but apart from sub prime, this is an issue of liquidity and confidence, not credit

- so for the process to continue, the first priority is more liquidity in the short end of the curve.

• The markets need a term structure to short rates both to continue healing and to protect the real economy

- and all participants—banks and regulators—are working towards a solution here

- as and when we see the markets recover, it’ll be clear that we’ve managed both our risks and our clients effectively through this period

- and that we’re well positioned, maybe even stronger going forward

- so would I want to reiterate 15% growth over the cycle

- you bet! …. We’re open for business.

•	Thanks very much – happy to take questions

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Robert E. Diamond Jr

President, Barclays PLC

Lehman Financial Services Conference, New York 10th September 2007

Thanks very much – happy to take questions

SEC filings

In connection with the proposed business combination transaction between ABN AMRO Holding N.V. (“ABN AMRO”) and Barclays PLC (“Barclays”), Barclays has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 (“Form F-4”), which includes the Barclays offer document/prospectus. Barclays has also filed with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO has filed with the SEC a Recommendation Statement on Schedule 14D-9, and ABN AMRO has filed and will file other relevant materials. Barclays has mailed the offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs located in certain jurisdictions worldwide.

INVESTORS ARE URGED TO READ THE OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Investors can obtain a free copy of the Form F-4, the offer document/prospectus and other filings without charge, at the SEC’s website (www.sec.gov). Copies of such documents may also be obtained from ABN AMRO and Barclays without charge.

Forward looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended, with respect to certain of the Barclays Group’s plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Barclays Group’s future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, as well as UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, progress in the integration of Absa into the Barclays Group’s business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition – a number of which factors are beyond the Barclays Group’s control. As a result, the Barclays Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Barclays Group’s forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

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